Exhibit 99.1

AGNICO EAGLE PROVIDES UPDATE ON RESUMPTION OF OPERATIONS IN QUEBEC

Toronto (April 14, 2020) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) is providing an update following the announcement by the Government of Quebec on April 13, 2020 to add mining operations to the list of priority activities and services that are permitted to operate while the Province responds to the COVID-19 pandemic.  Pursuant to the Government of Quebec’s announcement, mining activities will be permitted to resume in a gradual and supervised manner beginning on April 15, 2020.

Accordingly, the Company is taking steps to resume its operations in the Abitibi region of Quebec (the LaRonde Complex, the Goldex mine and the Canadian Malartic mine (50%)) in an orderly fashion while ensuring the safety of employees.  At each of these operations, the Company will implement health, hygiene and physical distancing measures that meet or exceed the requirements of the Government of Quebec, including the Quebec department of Public Health and the Province’s Committee on Standards, Equity, and Occupational Safety (CNESST).  Additional information on Agnico Eagle’s proactive efforts to protect its people, neighbouring communities and business may be found on the Company’s website at: https://www.agnicoeagle.com/English/sustainability/Our-COVID-19-Response.  In developing the Company’s health and safety protocols relating to COVID-19, the Company consulted broadly with the Provincial authorities and employees.  The Company will communicate with the Government of Quebec to ensure ongoing compliance with the Government of Quebec’s announcement and any subsequent orders.

Operational updates for each of the Company’s mines, including the mines in the Abitibi region of Quebec, will be included in the Company’s news release announcing first quarter 2020 financial and operating results, expected to be issued on April 30, 2020.  The Company expects that exploration activities will remain suspended until May 4, 2020.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at April 14, 2020.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  When used in this news release, the words “expect”, “may”, “plan”, “will” and similar expressions are intended to identify forward-looking statements.

Such statements include, without limitation: statements regarding the Company’s plans to resume operations in the Abitibi region of Quebec; statements with respect to exploration activities; and other statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, on the Company’s operations and overall business.

Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2019 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2019 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that the Government of Quebec’s announcement is not amended or modified; and that governments, the Company or others do not take other measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to risks and uncertainties with respect to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, which could have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex and Meliadine mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, and the ability to procure inputs required for the Company’s operations and projects; and uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect financial markets, including the trading price of the Company’s shares and the price of gold, and could adversely affect the Company’s ability to raise capital.

For a more detailed discussion of these and other risks and factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.